UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on August 26th, 2015

On August 26th, 2015, at 12:00 p.m., at the headquarter of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and through videoconference, meets the Board of Directors, with the attendance of all of its members, to take resolutions on the following Agenda:

I. To ratify the exoneration of Mr. Eduardo Muller Borges, Brazilian, married, business administrator, bearer of the Identity Card RG 13091142 SSP/SP, enrolled with Individual Taxpayer Registry Number CPF/MF 112.673.738-06, from the post of Officer without specific designation, occurred on August 11th, 2015.

The matter was discussed and ratified by unanimity of the Board of Directors’ members.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary.

São Paulo, August 26th, 2015.

Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez - Directors; Messrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 26, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer